DIRECT DIAL

(852) 3740-4850

DIRECT FAX

(852) 3910-4850

EMAIL ADDRESS

JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

October 28, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	58.com Inc.
Amendment No. 4 to the Registration Statement on Form F-1
File No. 333-191424

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, 58.com Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 24, 2013. Concurrently with the submission of this letter, we are filing herewith the Company’s Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement Amendment No. 4”) via EDGAR with the Commission. To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 4 (without exhibits), marked to show changes to the Amendment No. 3 to the Registration Statement filed with the Commission on October 23, 2013.

Set forth below are the Company’s responses to the comments contained in the letter dated October 24, 2013 from the Staff. The Staff’s comments are repeated below in bold and is followed by the Company’s responses. We have included page references in the Registration Statement Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement Amendment No. 4.

Prospectus Summary

1.                                      Include disclosure as to whether you may fund your VIEs through proceeds of this offering. We note your disclosure regarding PRC restrictions on funding your PRC subsidiaries as a result of PRC regulations and governmental control of currency conversion.

The Company respectfully advises the Staff that currently it does not plan to use the proceeds of this offering to fund the operations of its VIEs (namely, Beijing 58 and its subsidiaries) as they only account for a limited portion of the Company’s total assets and operations. As disclosed on page 8 of the Registration Statement Amendment No. 4, a significant portion of the Company’s personnel, including substantially all of its administrative and product development personnel, are employed by the Company’s indirect subsidiaries, Wanglin and 58 Tecnology, rather than its VIEs and the substantial majority of its assets are held by Wanglin and 58 Technology.  Additionally, the  PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to the VIEs. The Company will assess the working capital requirements of its VIEs on an ongoing basis and, if needed, may have its PRC subsidiaries use their capital from operating activities to provide financial support to the VIEs.

In response to the Staff’s comments, the Company has added the referenced disclosure on pages 4 and 58 of the Registration Statement Amendment No. 4.

Corporate History and Structure, page 4

2.                                      To provide balance, please disclose here that you “operate [y]our website and value-added telecommunications services through Beijing 58,” identifying it as a VIE. We note your disclosure on page 117 that “Beijing 58 holds the ICP license and owns all domain names used in [y]our value-added telecommunications businesses.” If true, state that the ICP license is necessary to your operations. Include here, a discussion of your registered six domain names that, as stated on page 23, “are material to [y]our business, including www.58.com, and www.58.com.cn, and 31 trademarks in China.”

In response to the Staff’s comments, the Company has added the referenced disclosure on page 5 of the Registration Statement Amendment No. 4.

3.                                      Disclose that “[a]s the registrant of the trademarks, Beijing 58 has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Discuss the material impact of Beijing 58 holding this exclusive right. In addition, add attendant risks to your prospectus summary “Challenges” section.

In response to the Staff’s comments, the Company has added the referenced disclosure on pages 4, 5, 6, 33 and 35 of the Registration Statement Amendment No. 4.

Organizational Chart, page 6

4.                                      Please add the subsidiaries of Beijing 58 to include the entirety of your PRC variable interest entities in your organizational chart. Further, revise your disclosure throughout your filing to distinguish variable interest entities. We note for example, that you refer to them with different terms throughout your disclosure, including “consolidated affiliated entities,” “affiliated entities,” “affiliated PRC entities” and Beijing 58, singularly, as “[y]our affiliated PRC entity.”

In response to the Staff’s comments, the Company has added the referenced entities in the organization chart on pages 7 and 67 of the Registration Statement Amendment No. 4. In addition, the Company has conformed the different terms used and consistently uses “consolidated affiliated entity” or “consolidated affiliated entities” throughout the Registration Statement Amendment No. 4.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries, page 41

5.                                      Please include a separate risk factor regarding the prohibitions and restrictions on your use of proceeds from this offering to fund your variable interest entities. We understand that SAFE prohibitions on such funding for PRC domestic companies, such as your VIEs, are considerably different than those over WFOEs. To the extent you cannot make such funding due to the SAFE prohibitions, please disclose that. You should also address whether you will be permitted to finance the activities of your variable interest entities due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in your current operations.

In response to the Staff’s comments, the Company has added the referenced risk factor on pages 44 and 45 of the Registration Statement Amendment No. 4.

Sales and Customer Service, page 112

6.                                      We note your statement on page 113, that “[t]he majority of [y]our revenues are generated from [y]our field sales team.” You state that in cities other than the 27 cities covered by your field sales team, you also utilize sales agencies to grow your business. As of June 30, 2013, you had over 180 sales agencies. Please disclose by what entities in your structure these sales teams are employed. Further, disclose, where in your corporate structure, the 180 sales agencies you had as of June 30, 2013, fall.

In response to the Staff’s comments, the Company has added the referenced disclosure on page 116 of the Registration Statement Amendment No. 4.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jinbo Yao, Chairman and Chief Executive Officer, 58.com Inc.
Hao Zhou, Chief Financial Officer, 58.com Inc.
Amanda Zhang, PricewaterhouseCoopers Zhong Tian LLP
Laura Butler, PricewaterhouseCoopers Zhong Tian LLP
David Roberts, O’Melveny & Myers LLP